H.J. GRUY AND ASSOCIATES, INC.
333 Clay Street, Suite 3850, Houston, Texas 77002 TEL. (713) 739-1000 FAX (713) 739-6112

Exhibit 99-1

January 29, 2013

Swift Energy Company
16825 Northchase Drive, Suite 400
Houston, Texas 77060
Re:    Year-End 2012
S.E.C. Reserves
Audit Letter

Ladies and Gentlemen:

At your request, we have independently audited the estimates of oil, natural gas, and natural gas liquids proved reserves and future net cash flows effective December 31, 2012, that Swift Energy Company (Swift) attributes to net interests owned by Swift. At the direction of Swift, we audited 96 percent of the total company proved reserves. The audited reserves are located in the Continental United States.

This report, completed on January 29, 2013, has been prepared for Swift, and is provided for inclusion in relevant U.S. Securities and Exchange Commission registration statements or other Securities and Exchange Commission filings.

Based on our reserves audit, we consider the Swift estimates of net proved reserves and net cash flows to be reasonable. The aggregate difference, between the Swift proved reserves estimates and those that would result if we performed a completely independent evaluation effective December 31, 2012, does not exceed 10 percent. We find that all proved reserves are estimated by Swift in compliance with the definitions contained in Securities and Exchange Commission Regulation S-X, Rule 4-10(a).

The Swift estimated net reserves, future net cash flow, and discounted future net cash flow are summarized below for the reserves we audited.

Proved Reserves

	Estimated			Estimated
	Net Reserves			Future Net Cash Flow
			Natural		Discounted
	Oil	Gas	Gas Liquids	Not	at 10 Percent
	(Barrels)	(Mcf)	(Barrels)	Discounted	Per Year
Proved Developed	16,749,727	185,763,777	14,929,112	$1,826,781,373	$1,223,163,192

Proved Undeveloped	23,149,187	395,159,748	33,231,067	$2,259,141,473	$960,526,944

Total Proved	39,898,914	580,923,525	48,160,179	$4,085,922,846	$2,183,690,136

The discounted future net cash flows summarized in the above tables are computed using a discount rate of 10 percent per annum. Future net cash flow as presented herein is defined as the future cash inflow attributable to the evaluated interest less, if applicable, future operating costs, ad valorem taxes, and future capital expenditures. Future cash inflow is defined as gross cash inflow less, if applicable, royalties and severance taxes. Future cash inflow and future net cash flow stated in this report exclude consideration of state or federal income tax. Future costs of facility and well abandonments, and the restoration of producing properties to satisfy environmental standards are not deducted from cash flow.

The term reserves audit as used herein conforms to the meaning of the same term as stated in Regulation S-K, Item 1202. Our audit included examination of the evidence supporting the reserves discussed herein, and we find the quality and quantity of available data to be sufficient for reserve estimating. For each property included in the 96 percent coverage, we examined the Swift estimating methods to the level of detail that we deem appropriate to form the opinions presented herein. The assumptions, data, methods, and procedures used by H.J. Gruy and Associates, Inc. to conduct the reserves audit are appropriate for the purposes of this report, and we have used all methods and procedures we consider necessary under the circumstances to prepare this report.

We recognize the methods and procedures employed by Swift to accumulate and evaluate the necessary information, estimate reserves, support assumptions, and document methodologies are effective and meet or exceed guideline standards. Swift used appropriate engineering, geologic, and evaluation principles that are consistent with practices routinely accepted in the petroleum industry. For each property included in the 96 percent coverage, we examined the Swift estimating methods, and we independently estimated reserves attributable to selected properties to supplement our audit procedure with direct comparison to third party generated results. Reserve estimates are based on extrapolation of established performance trends, material balance calculations, volumetric calculations, analogy with the performance of comparable wells, or a combination of these methods. Reserve estimates from volumetric calculations or from analogies may be less certain than reserve estimates based on well performance obtained over a period during which a substantial portion of the reserve was produced. In our judgment, Swift used appropriate engineering, geologic, and evaluation principles that are consistent with practices routinely accepted in the petroleum industry.

In our judgment, there are no instances where current local, state, or federal regulations will materially impact the ability of Swift to recover the estimated proved reserves.

The primary economic assumptions in the Swift reserves estimating process include the application of product prices, operating costs, and future capital expenditures that are not escalated and therefore remain constant for the projected life of each property. Product benchmark prices are based on an average of 2012 first-day-of-the-month prices in accordance with Regulation S-X guidelines. A price differential is applied to the oil, natural gas, and natural gas liquids benchmark prices to adjust for transportation, geographic property location, and quality or energy content. As a reference, the 12-month average benchmark prices for oil and natural gas are $95.05 per barrel and $2.859 per million British thermal units, respectively. The average adjusted prices, for oil, natural gas, and natural gas liquids, used to determine reserves are $103.17 per barrel, $2.72 per thousand standard cubic feet and $46.18 per barrel, respectively, over the projected assets life.

In conducting this audit, we relied on data supplied by Swift. The extent and character of ownership, oil and natural gas sales prices, operating costs, future capital expenditures, historical production, accounting, geological, and engineering data were accepted as represented, and we have assumed the authenticity of all documents submitted. No independent well tests, property inspections, or audits of operating statements were conducted by our staff in conjunction with this work. We did not verify or determine the extent, character, status, or liability, if any, of production imbalances, hedging activities, or any current or possible future detrimental environmental site conditions. The above-described audit does not constitute a complete independent reserves study of the oil and gas properties of Swift.

In order to audit the reserves and future cash flows estimated by Swift, we have relied on geological, engineering, and economic data furnished by our client. Although we instructed our client to provide all pertinent data, and we made a reasonable effort to analyze it carefully with methods applied in the petroleum industry, there is no guarantee that the volumes of hydrocarbons or the cash flows projected will be realized.

Hydrocarbon reserves estimates contain inherent uncertainties. The estimation of reserves is based on the application of a wide range of technologies and the subjective interpretation of collected data; therefore, the reserves discussed herein are considered estimates only and should not be construed as exact quantities. Future economic or operating conditions may affect recovery of estimated reserves and cash flows, and reserves of all categories may be subject to change as more performance data become available or as alternative estimating methods become applicable.

H.J. Gruy and Associates, Inc. is a privately owned, independent consultancy, and compensation for our efforts is not contingent upon the outcome of our work. H.J. Gruy and Associates, Inc. and its employees have no direct financial interest in Swift Energy Company or the properties audited nor do we contemplate any future direct financial interest. Any distribution or publication of this work or any part thereof must include this letter in its entirety.

Yours very truly,
(Seal)
H.J. GRUY AND ASSOCIATES, INC.
Texas Registration Number F-000637

by: /s/ Marilyn Wilson
Marilyn Wilson, P.E.
President and Chief Operating Officer

by: /s/ Marilyn Wilson
Marilyn Wilson, P.E.
President

CERTIFICATE OF QUALIFICATION

I, Marilyn Wilson, of 333 Clay Street, Suite 3850, Houston, Texas 77002, hereby certify:

1.
I am President of H.J. Gruy and Associates, Inc, and I am the engineer primarily responsible for the reserve audit conducted by H.J. Gruy and Associates, Inc. and preparation of the audit report for Swift Energy Company effective December 31, 2012, and dated January 31, 2013, attached herewith.

2.
I hold a Bachelor of Science Degree in Petroleum Engineering from Texas A&M University, and I am a Licensed Professional Engineer in the State of Texas, License Number 59498. I am a member of the Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers. I have 30 years of experience in the evaluation of oil and gas reserves.

H.J. GRUY AND ASSOCIATES, INC.
(Seal)                    Texas Registration Number F-000637

by: /s/ Marilyn Wilson
Marilyn Wilson, P.E.
President